

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

June 27, 2012

<u>**Via E-Mail**</u>

Catherine Cownie, Esq.
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309

> **Re: Iowa Renewable Energy, LLC**
> **Schedule 13E-3 filed June 20, 2012**
> **File No. 5-86878**
> **Schedule 14A filed June 20, 2012**
> **File No. 0-52428**

Dear Ms. Cownie:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. We note that you are purporting to create two classes of securities out of what is currently a single class of units, for the purpose of taking the company private by causing the existing class of units to be held by less than 300 security holders of record and causing each "new" class of units to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the units and Class A and Class B units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your existing

units and your newly authorized classes of units are separate classes of securities under Iowa state law.  Your response should also provide counsel's legal analysis as to why it is opining that your existing units and the newly authorized classes of units are in fact separate classes under state law.  In this regard, the analysis should include a detailed discussion and comparison of each feature of your existing and new classes of units and why the rights of each class support the opinion of counsel.

Schedule 14A

2.  Please revise the proxy statement and proxy card to indicate that they are "preliminary" copies.  Refer to Rule 14a-6(e)(1).

Questions and Answers about the Reclassification, page 1

What is the purpose and structure of the Reclassification, page 1

3.  We note you sent a letter to unit holders notifying them that they have until July 3, 2012 to transfer units so that they could hold 40 or more units and receive Class A Units.  Please revise to describe the reasons and basis for restricting transfers after July 3, 2012 and before unit holders voted or received information about the reclassification.  In addition, please file the notice to unit holders on EDGAR, since it appears the notice should have been filed as soliciting material under Rule 14a-12, notwithstanding the disclaimer language at the end of the letter.

What does it mean for IRE and our unit holders that IRE will no longer…, page 2

4.  Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

What changes to our Operating Agreement are being proposed by the board, page 3

5.  Please revise or advise us as to whether certain amendments should be identified as separate matters to be acted upon.  Refer to Rule 14a-4(a)(3) and the Fifth Supplement to the Division's Manual of Publicly Available Telephone Interpretations. In this regard, address whether any of the amendments were not previously part of your governing documents and would require unit holder approval if they were presented on their own.

<u>Will I have dissenters' or appraisal rights in connection with the Reclassification, page 4</u>

6. Please further describe the appraisal and dissenters' rights that may exist for unit holders "who can demonstrate that they have been damaged by the Reclassification."

<u>What is the voting requirement for approval of the Reclassification, page 6</u>

7. Please revise, here and on page 23, to ensure that the numbering of proposals is consistent with the order on the proxy card. For example, we note that Proposal 3 on the proxy card refers to the election of directors, rather than the adjournment to solicit additional proxies.

<u>Special Factors Related to the Reclassification, page 7</u>

<u>Background, page 7</u>

8. Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel or financial advisors and the members of management who were present at each meeting. Please also revise to describe any discussion regarding the terms of the Class A and B units.

<u>Procedural Fairness, page 12</u>

9. Refer to the fifth bullet point on page 12. Please revise to address fairness given unit holders' inability to acquire additional shares after July 3, 2012, which is before the date that unit holders will vote or will receive the proxy statement.

<u>Factors Not Considered Material, page 13</u>

10. Please revise to quantify the going concern value, net book value and liquidation value.

<u>Effects of the Reclassification on Unit Holders of IRE, page 16</u>

11. Please discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies and the reporting obligations for directors, officers and principal security holders of public companies.

The Third Amended and Restated Operating Agreement, page 19

12. Please revise to describe the reasons for the amendments to the operating agreement. Refer to Item 19 of Schedule 14A.

Director Elections, page 22

13. Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).

Quorum; Vote Required for Approval, page 24

14. Please revise your discussion of broker non-votes since brokers do not have discretionary authority to vote on non-routine matters including the Reclassification and the election of directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Catherine Cownie, Esq.
Iowa Renewable Energy, LLC
June 27, 2012
Page 5


       Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.


            Sincerely,

            /s/ Peggy Kim

            Peggy Kim
            Special Counsel
            Office of Mergers & Acquisitions